4G Enterprises, Inc.
800 Town and Country Blvd., Ste. 300
Houston, Texas 77024
(832) 431-3123

November 27, 2012

Ms. Mara L. Ransom

Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Ransom:

Thank you for your comments of November 16, 2012 related to the S-1 registration statement of 4G Enterprises, Inc. We have reviewed your comments and made revisions and provided responses to each of those comments.

We have tried to respond to each of your comments and requests for information. It is the Company’s desire to resolve each comment in a manner that is acceptable to the staff.

Dilution, page 15

1.	Please revise the applicable calculated amounts disclosed to assume net proceeds from the offering of $63,991 rather than $75,000.

Answer: Revised as requested.

Index to Financial Statements, page 40

2.	In light of the revisions made to your financial statements in connection with addressing comments 6 & 7 in our comment letter dated October 19, 2012, please revise your financial statements to label each applicable restated period as restated. Also revise your footnotes to provide a narrative description of the nature of each of the errors that were corrected in the restated financial statements. For each financial statement line item affected by the restatements, please reconcile in table format between the previously reported and restated amounts. Finally, please have your auditors revise the audit report to refer to the restatement and the related footnote disclosure. Refer to ASC 250-10-50-7 and Codification of Auditing Standards Section 420.12.

Answer: Revised as requested.

Report of Independent Registered Accounting Firm, page F-1

3.	Please have your auditors revise the audit report to remove the last sentence of the first paragraph which states that the financial statements for the period ending September 30, 2012 have been reviewed. If you and your auditors elect to include a review report in Amendment No. 3, please have your auditors ensure that it complies with Codification of Auditing Standards Section 722.37.

Answer: Revised as requested.

Notes to Financial Statements, page F-6

4.	Interim financial statements must include all adjustments that, in the opinion of management, are necessary in order to make the statements not misleading. Please disclose an affirmative statement that the financial statements have been so adjusted in the notes to the financial statements. Refer to Instruction 2 of Rule 8-03 of Regulation S-X.

Answer: Revised as requested at Note 2. “Interim Financial Statements. Interim financial statements for the period ending September 30, 2012 include, in the opinion of management, all adjustments necessary in order to make the financial statements not misleading.”

Exhibit 23.1

5.	The consent refers to an incorrect audit report date. Please file an updated consent with Amendment No. 3 that refers to the correct audit report date. In addition, the consent refers to a report on the interim period ending September 30, 2012 and inception to September 30, 2012; however, no such report is included in Amendment No. 2. The updated consent filed with Amendment No. 3 should also remove reference to tis review report or refer to the review report included in Amendment No. 3.

Answer: Revised as requested.

Thank you for your comments and for your attention to our responses to each comment.

Sincerely,

//s//Anton Aleksandrov

Anton Aleksandrov, President